SCM Microsystems, Inc.
Oskar-Messter-Str. 13, 85737
Ismaning, Germany

November 10, 2009
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Matthew Crispino
Kevin Dougherty

Re:	SCM Microsystems, Inc.
Amendment No. 1 to Registration Statement on Form S-4 filed November 10, 2009 (File No. 333-162618)
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant SCM Microsystems, Inc., a Delaware corporation (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Filing”), so as to become effective at 5:00 p.m. (EST) on November 12, 2009, or as soon as possible thereafter.
     The Company hereby acknowledges that:
•	Should the Securities and Exchange Commission or the staff of the Securities and Exchange Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing;

•	The action of the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Filing; and

•	The Company may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact Michael Reed of Gibson, Dunn & Crutcher LLP, at (415) 393-8286, with any questions or comments concerning this letter.

Very truly yours, SCM Microsystems, Inc.
By	/s/ Felix Marx
Felix Marx
Chief Executive Officer

cc:	Michael L. Reed, Gibson, Dunn & Crutcher LLP